UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MOSSIMO, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

619696107

(CUSIP Number)

MOSSIMO GIANNULLI
C/O MOSSIMO, INC.
2016 BROADWAY
SANTA MONICA, CALIFORNIA 90404
TEL. NO.: (310) 460-0040

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

WITH A COPY TO:

PETER J. TENNYSON, ESQ.

PAUL, HASTINGS, JANOFSKY AND WALKER LLP
695 TOWN CENTER DRIVE
SUITE 1700
COSTA MESA, CALIFORNIA 92626

October 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 619696107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mossimo Giannulli

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Not Applicable

14.	Type of Reporting Person (See Instructions) IN

This Schedule 13D is hereby amended as of October 31, 2006 to reflect the following changes:

Item 5.    Interest in Securities of the Issuer

Pursuant to the Agreement and Plan of Merger (the “Agreement”) dated as of March 31, 2006 by and among Mossimo, Inc., Giannulli, as the majority stockholder of the Company, Iconix Brand Group, Inc., a Delaware corporation, and Moss Acquisition Corp., a Delaware corporation, all shares in Mossimo, Inc. have been cancelled. There will be no further amendments to this Schedule 13D.

(a)           Giannulli beneficially owns no shares of Common Stock in Mossimo, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 31, 2006
Date
/s/ Mossimo Giannulli
Signature
Mossimo Giannulli
Name/Title